UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☑

CITIBANK, N.A.
(exact name of trustee as specified in its charter)

A National Banking Association (Jurisdiction of Incorporation or organization if not a U.S. national bank)	13-5266470 (I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY (Address of principal executive office)	10043 (Zip Code)
CEF Equipment Holding, L.L.C.
(Exact name of obligor as specified in its charter)

Delaware (Jurisdiction of Incorporation or organization if not a U.S. national bank)	73-3066756 (I.R.S. Employer Indentifiction No.)
With Copies To:

Charles E. Rhodes, Esq. GE Capital Markets 401 Merritt 7, 4th Floor, Norwalk, CT 06851 Tel: (203) 229-5564	Paul Jorissen, Esq. Mayer Brown LLP 1675 Broadway New York, NY 10019
Asset Backed Securities
(Title of the Indenture Securities)

Item 1. General Information.
Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
Item 2. Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.
Items 3. -15. Not Applicable
Item 16. List of Exhibits.
              List below all exhibits filed as a part of this Statement of Eligibility.
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 — Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 — Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 — Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 — Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 — Not applicable.

Exhibit 6 — The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 — Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2009 — attached).

Exhibit 8 — Not applicable.

Exhibit 9 — Not applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 9th day of June 2011.

CITIBANK, N.A.
By	/s/ Jacqueline Suarez
Jacqueline Suarez
Vice President

CITIBANK CONSOLIDATED BALANCE SHEET	Citibank, N.A. and Subsidiaries

	December 31
In millions of dollars, except shares	2009	2008

Assets
Cash and due from banks	$20,246	$22,107
Deposits with banks	154,372	156,774
Federal funds sold and securities purchased under agreements to resell	31,434	41,613
Trading account assets (including $914 and $12,092 pledged to creditors at December 31, 2009 and December 31 , 2008, respectively)	156,380	197,052
Investments (including $3,849 and $3,028 pledged to creditors at December 31, 2009 and December 31 , 2008, respectively)	233,086	165,914
Loans, net of unearned income	477,974	555,198
Allowance for loan losses	(22,685)	(18,273)

Total loans, net	$455,289	$536,925
Goodwill	10,200	10,148
Intangible assets	8,243	7,689
Premises and equipment, net	4,832	5,331
Interest and fees receivable	6,840	7,171
Other assets	80,439	76,316

Total assets	$1,161,361	$1,227,040

Liabilities
Non-interest-bearing deposits in U.S. offices	$76,729	$55,223
Interest-bearing deposits in U.S. offices	176,149	185,322
Non-interest-bearing deposits in offices outside the U.S.	39,414	33,769
Interest-bearing deposits in offices outside the U.S.	479,350	480,984

Total deposits	$771,642	$755,298
Trading account liabilities	52,010	108,921
Purchased funds and other borrowings	89,503	116,333
Accrued taxes and other expenses	9,046	8,192
Long-term debt and subordinated notes	82,086	113,381
Other liabilities	39,181	42,475

Total liabilities	$1,043,468	$1,144,600

Citibank stockholder’s equity
Capital stock ($20 par value) outstanding shares: 37,534,553 in each period	$751	$751
Surplus	107,923	74,767
Retained earnings	19,457	21,735
Accumulated other comprehensive income (loss) (1)	(11,532)	(15,895)

Total Citibank stockholder’s equity	$116,599	$81,358
Noncontrolling interest	1,294	1,082

Total equity	$117,893	$82,440

Total liabilities and equity	$1,161,361	$1,227,040

(1)	Amounts at December 31, 2009 and December 31, 2008 include the after-tax amounts for net unrealized gains (losses) on investment securities of $(4.735) billion and $(8.008) billion, respectively, for foreign currency translation of $(3.255) billion and $(3.964) billion, respectively, for cash flow hedges of $(2.367) billion and $(3.247) billion, respectively, and for pension liability adjustments of $(1.175) billion and $(676) million, respectively.
See Notes to the Consolidated Financial Statements.

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